NEOGENOMICS, INC.
12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

November 4, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, DC 20549

Attention: Blaise Rhodes
Linda Cvrkel

Re: NeoGenomics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 26, 2019
File No. 001-35756

Dear Mr. Rhodes and Ms. Cvrkel:
NeoGenomics, Inc. (the “Company”) has received a comment letter dated October 24, 2019 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing.
As discussed with the Staff on November 4, 2019, the Company respectfully requests an extension of ten business days to respond to the Comment Letter such that the Company would respond on or before November 21, 2019. This extension will ensure that we can devote the appropriate time and resources to prepare our response in light of our upcoming 10-Q filing.
If you have any additional questions or comments, please do not hesitate to contact Kathryn McKenzie at (239) 768-0600 ext. 2236 or kathryn.mckenzie@neogenomics.com or Clay Parker at (305) 539-3306 or clayton.parker@klgates.com.

Very truly yours,
/s/ Kathryn McKenzie
Kathryn McKenzie
Vice President and Chief Accounting Officer

cc: Denise Pedulla, General Counsel
Clayton E. Parker, K&L Gates LLP